UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-40915

PepperLime Health Acquisition Corporation
(Exact name of registrant as specified in its charter)
548 Market Street, Suite 97425 San Francisco, CA 94104 (415) 263-9939

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A ordinary share and one-half of one redeemable warrant

Class A ordinary share, par value $0.0001 per share

Redeemable warrants, each whole warrant exercisable for one share of Class A ordinary share at an exercise price of $11.50

(Title of each class of securities covered by this Form) None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: [___]

Pursuant to the requirements of the Securities Exchange Act of 1934, PepperLime Health Acquisition Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 25, 2024	By:	/s/ Ramzi Haidamus
		Name:	Ramzi Haidamus
		Title:	Chief Executive Officer